EXHIBIT 99.2

CORDOVACANN ENTERS COLORADO MARKET

TORONTO, ONTARIO, January 22, 2018 – CordovaCann Corp. (OTCQB: LVRLF) (“CordovaCann” or the “Company”) is pleased to announce that its wholly-owned subsidiary, Cordova CO Holdings, LLC, has entered into a license agreement (the “License Agreement”) with Clearview Industries, LLC (“Clearview”), a Colorado-based corporation that owns and operates a Medical and Retail Marijuana Infused Product facility in Denver.

Under the terms of the License Agreement, the Company granted to Clearview a limited, non-exclusive license (the “License”) to certain technology, standard operating procedures and other intellectual property of the Company solely for the purposes of manufacturing, packaging and distributing THC-based products (the “Products”). The License is for an initial term of five years and is limited to the State of Colorado. Clearview will pay the Company royalties equal to 29% of the gross profit generated by the Products. In addition to the License, CordovaCann is also in discussions with Clearview to provide equipment financing and management/advisory services.

“Our entry into Colorado is a key step in our business strategy and this transaction is expected to generate revenue for the Company as early as next month,” stated Mr. Taz Turner, Interim Chief Executive Officer of the Company. He added, “CordovaCann is also working to secure third-party license agreements to bring into the Colorado market and other markets as we continue to expand. We look forward to launching numerous brands across multiple states while leveraging a consolidated sales, marketing and distribution platform.”

About CordovaCann Corp.

CordovaCann Corp. (formerly LiveReel Media Corp.) is a Canadian-domiciled company focused on building a leading diversified cannabis company. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

Note: This press release contains “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company’s ability to retain key management and employees; intense competition and the company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company’s public filing on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the risks and uncertainties detailed from time to time in the Company’s EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Taz Turner
Interim CEO
T: (917) 843-2169
E: taz@cordovacann.com